UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Departure and Appointment of Certain Officer

On June 5, 2023, Mr. Jie Yu tendered his resignation as the Chief Financial Officer (“CFO”) of Luokung Technology Corp. (the “Company”) with immediate effect. Mr. Yu’s decision to resign was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on June 5, 2023, the board of directors of the Company appointed Mr. Jian Zhang as the new CFO of the Company to fill the vacancy created by Mr. Yu’s resignation. The biographical information of Mr. Zhang is set forth below.

Mr. Jian Zhang, age 39, was appointed as the vice president of the Company on January 20, 2014, responsible for the Company's business operation management, internal control management and project management. From September 2009 to January 2014, Mr. Zhang served as the operation director of the company Qihoo 360 and was responsible for the operation of Qihoo 360’s online security products. From December 2007 to September 2009, Mr. Zhang worked for Rising Antivirus Software Company as the operation director and was responsible for the after-sales service support of Rising Enterprise Security Software. Mr. Zhang received a bachelor's degree in computer science from Heilongjiang Business School in 2007.

Mr. Jian Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date June 6, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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